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        FORM 12b-25: NOTIFICATION OF LATE FILING OF 1934 ACT REPORTS
                   U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                 FORM 12b-25
                         NOTIFICATION OF LATE FILING
                                (Check One):

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: June 30, 2000
________________________________________________________________________________
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
________________________________________________________________________________
Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________

Part I - Registrant Information

Full Name of Registrant ChipPAC, Inc.

Former Name if
Applicable______________________________________________________________________

Address of Principal Executive Office (Street and Number)
3151 Coronado Drive

City, State and Zip Code  Santa Clara, California 95054

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.
                                          (Attach Extra Sheets if Needed)
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Senior finance management of the Company have been working to complete the
Registration Statement on Form S-1 which was declared effective on August 8,2000. The IPO process required significant amounts of management time and travel, including extensive travel to overseas meetings. This additional work has resulted in delays in closing the Company's books and records, which also require the accounting for the previously announced acquisition of Intersil's operations located in Kuala Lumpur, Malaysia, for the quarter ended June 30, 2000. As a result management has not been able to complete the preparation and filing of the Company's Report on Form 10-Q.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

Robert Krakauer, Senior Vice President and
Chief Financial Officer                             408            486 5900
(Name)                                          (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or [x] Yes Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that [ ] No the registrant was required to file such report(s) been filed? If
the answer is no, identify report(s).                       [X] Yes     [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the [x] No last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                            [_] Yes     [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 ChipPAC, Inc.
                            (Name of Registrant as
                             Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 11, 2000                            By /s/ Robert Krakauer
     ---------------                               -------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).